Exhibit 99.1

Fiscal Q2 2017 WNS (Holdings) Limited

WNS Announces Fiscal 2017 Second Quarter Earnings,

Revises Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, October 20, 2016 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2017 second quarter ended September 30, 2016.

Highlights – Fiscal 2017 Second Quarter:

GAAP Financials

•    Revenue of $149.8 million, up 6.2% from $141.0 million in Q2 of last year and up 1.2% from $148.0 million last quarter

•    Profit of $12.6 million, compared to $15.5 million in Q2 of last year and $12.2 million last quarter

•    Diluted earnings per ADS of $0.24, compared to $0.29 in Q2 of last year and $0.23 last quarter

Non-GAAP Financial Measures*

•    Revenue less repair payments of $143.7 million, up 7.8% from $133.3 million in Q2 of last year and up 2.1% from $140.8 million last quarter

•    The method of calculating our non-GAAP financial measures of Adjusted Net Income (ANI) and Adjusted diluted earnings per ADS has changed to include the impact of tax effect on amortization of intangibles and share based compensation

•    ANI of $22.0 million, compared to $24.2 million in Q2 of last year and $21.1 million last quarter

•    As per previous method of calculation (excluding tax effect on non-GAAP adjustments), ANI of $25.7 million, compared to $27.1 million in Q2 of last year and $23.9 million last quarter

•    Adjusted diluted earnings per ADS of $0.42, compared to $0.46 in Q2 of last year and $0.40 last quarter

•    As per previous method of calculation (excluding tax effect on non-GAAP adjustments), Adjusted diluted earnings per ADS of $0.49, compared to $0.51 in Q2 of last year and $0.45 last quarter

Other Metrics

•    Added 6 new clients in the quarter, expanded 11 existing relationships

•    Days sales outstanding (DSO) at 30 days

•    Global headcount of 31,719 as of September 30, 2016

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the second quarter was $149.8 million, representing a 6.2% increase versus Q2 of last year and a 1.2% increase from the previous quarter. Revenue less repair payments* in the second quarter was $143.7 million, an increase of 7.8% year-over-year and 2.1% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal second quarter grew 16.0% versus Q2 of last year, and 4.6% sequentially. Year-over-year, fiscal Q2 revenue was adversely impacted by depreciation in the British Pound and South African Rand against the US Dollar. These headwinds were more than offset by revenue growth in the Healthcare, Travel, Shipping and Logistics, and Retail/CPG verticals. Sequentially, revenue improvement in the Travel and Healthcare verticals was partially offset by currency headwinds net of hedging.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q2 2017 WNS (Holdings) Limited

Operating margin in the second quarter was 10.2%, as compared to 13.7% in Q2 of last year and 9.8% reported in the previous quarter. Second quarter adjusted operating margin* was 19.8%, versus 23.1% in Q2 of last year and 18.6% last quarter. On a year-over-year basis, these margins were pressured by currency movements net of hedging, the impact of our annual wage increases, and increased compensation associated with the India Payment of Bonus Act. Partially offsetting these costs was increased operating leverage from higher volumes. Sequentially, margins expanded as a result of productivity improvements, which more than offset costs associated with wage increases and reduced seat utilization.

Commencing this fiscal 2017 second quarter, we have revised the method of calculating our non-GAAP ANI and non-GAAP adjusted diluted earnings per ADS to include the income tax effect on the adjustments to our GAAP profit (being amortization of intangible assets and share-based compensation expense). We have applied this revised method of calculating our non-GAAP ANI and non-GAAP adjusted diluted earnings per ADS for the comparative periods to provide consistency across the periods presented in this release. The tables at the end of this release reconcile our GAAP operating results to our non-GAAP financial measures, as well as to our non-GAAP financial measures as previously calculated. GAAP Profit in the fiscal second quarter was $12.6 million, as compared to $15.5 million in Q2 of last year and $12.2 million in the previous quarter. Adjusted net income (ANI)* in Q2 was $22.0 million, down $2.2 million as compared to Q2 of last year and up $0.9 million from the previous quarter.

From a balance sheet perspective, WNS ended Q2 with $159.6 million in cash and investments and no debt. In the second quarter, the company generated $18.0 million in cash from operations, and had $6.9 million in capital expenditures. During Q2, WNS repurchased 395,444 ADSs at an average price of $29.43 per ADS, totaling $11.7 million. Days sales outstanding were 30 days, as compared to 27 days in Q2 of last year and 29 days reported in the previous quarter.

“WNS continues to deliver strong financial and operating performance, including solid constant currency revenue growth and operating margins. Our underlying business momentum remains healthy, and we are seeing broad-based opportunity across our key service offerings, geographies and verticals,” said Keshav Murugesh, WNS’s Chief Executive Officer. “While depreciation in the British Pound is pressuring our financials from a currency perspective, to date we have not seen an impact to our core business from Brexit. This includes the new deal pipeline, contract awards, project ramps and volumes with existing clients. Looking forward, WNS expects to leverage our strong balance sheet and to continue our investments in strategic focus areas such as domain expertise, technology-enabled solutions, digital offerings and analytics with the goal of optimizing stakeholder value.”

Fiscal 2017 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2017 as follows:

•	Revenue less repair payments* is expected to be between $551 million and $567 million, up from $531.0 million in fiscal 2016. This assumes an average GBP to USD exchange rate of 1.24 for the remainder of fiscal 2017.

•	The method of calculating our non-GAAP financial measures of ANI* and Adjusted diluted earnings per ADS* has changed to include the impact of tax effect on amortization of intangibles and share based compensation.

•	ANI* is expected to range between $84 million and $89 million versus $90.9 million in fiscal 2016. This assumes an average USD to INR exchange rate of 66.5 for the remainder of fiscal 2017.

•	As per previous method of calculation (excluding tax effect on non-GAAP adjustments), ANI* is expected to be in the range of $95 million and $100 million versus $103.0 million in fiscal 2016.

Fiscal Q2 2017 WNS (Holdings) Limited

•	Based on a diluted share count of 52.5 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $1.60 to $1.70 versus $1.69 in fiscal 2016.

•	As per previous method of calculation (excluding tax effect on non-GAAP adjustments), adjusted diluted earnings* per ADS is expected to be in the range of $1.81 to $1.91 versus $1.92 in fiscal 2016.

“The company has updated our forecast for fiscal 2017 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our revised guidance for the year reflects growth in revenue less repair payments* of 4% to 7%, or 10% to 14% on a constant currency* basis. We currently have over 98% visibility to the midpoint of the range.”

Conference Call

WNS will host a conference call on October 20, 2016 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 90132407. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 90132407, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of September 30, 2016, WNS had 31,719 professionals across 42 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2017 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F filed on May 12, 2016 with the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

Fiscal Q2 2017 WNS (Holdings) Limited

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
Revenue	$149.8	$141.0	$148.0
Cost of revenue	99.7	90.5	98.7

Gross profit	50.1	50.5	49.3
Operating expenses:
Selling and marketing expenses	8.0	8.0	7.7
General and administrative expenses	22.1	20.4	20.9
Foreign exchange loss/ (gain), net	(2.5)	(3.6)	(0.1)
Amortization of intangible assets	7.2	6.5	6.3

Operating profit	15.3	19.3	14.5
Other income, net	(2.1)	(1.8)	(2.3)
Finance expense	0.0	0.1	0.1

Profit before income taxes	17.3	21.0	16.8
Provision for income taxes	4.7	5.5	4.6

Profit	$12.6	$15.5	$12.2

Earnings per share of ordinary share
Basic	$0.25	$0.30	$0.24

Diluted	$0.24	$0.29	$0.23

Fiscal Q2 2017 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Sep 30, 2016	As at Mar 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$53.9	$41.9
Investments	105.7	133.0
Trade receivables, net	57.6	54.9
Unbilled revenue	45.0	44.3
Funds held for clients	11.0	11.9
Derivative assets	24.7	13.9
Prepayments and other current assets	25.3	22.6

Total current assets	323.2	322.5
Non-current assets:
Goodwill	85.6	76.2
Intangible assets	22.8	27.1
Property and equipment	49.2	50.4
Derivative assets	7.1	4.8
Deferred tax assets	20.2	22.5
Other non-current assets	28.5	21.8

Total non-current assets	213.3	203.0

TOTAL ASSETS	$536.6	$525.5

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$18.5	$19.9
Provisions and accrued expenses	23.6	24.7
Derivative liabilities	4.0	3.3
Pension and other employee obligations	38.5	44.8
Deferred revenue	3.5	2.9
Current taxes payable	5.0	1.7
Other liabilities	10.1	6.0

Total current liabilities	103.2	103.3
Non-current liabilities:
Derivative liabilities	0.7	0.5
Pension and other employee obligations	10.5	6.9
Deferred revenue	0.3	0.3
Other non-current liabilities	8.3	4.5
Deferred tax liabilities	4.1	1.8

Total non-current liabilities	23.9	13.9

TOTAL LIABILITIES	127.1	117.3

Fiscal Q2 2017 WNS (Holdings) Limited

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 53,225,479 shares and 52,406,304 shares; outstanding: 50,980,035 shares and 51,306,304 shares; each as at September 30, 2016 and March 31, 2016, respectively)	8.3	8.2
Share premium	325.9	306.9
Retained earnings	265.0	240.2
Other components of equity	(124.6)	(116.7)
Total shareholders’ equity including shares held in treasury	474.6	438.6
Less: 2,245,444 shares as of September 30, 2016 and 1,100,000 shares as of March 31, 2016, held in treasury, at cost	(65.1)	(30.5)

Total shareholders’ equity	409.5	408.2

TOTAL LIABILITIES AND EQUITY	$536.6	$525.5

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 12, 2016.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 12, 2016.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense and including the tax effect thereon, and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q2 2017 WNS (Holdings) Limited

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions, and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Sep 30, 2016 compared to
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016	Sep 30, 2015	Jun 30, 2016
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$149.8	$141.0	$148.0	6.2%	1.2%
Less: Payments to repair centers	6.0	7.7	7.2	(21.8%)	(15.9%)
Revenue less repair payments (Non-GAAP)	$143.7	$133.3	$140.8	7.8%	2.1%
Exchange rate impact	(1.8)	(11.0)	(5.1)
Constant currency revenue less repair payments (Non-GAAP)	$141.9	$122.3	$135.7	16.0%	4.6%

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
	(Amounts in millions)
Cost of revenue (GAAP)	$99.7	$90.5	$98.7
Less: Payments to repair centers	6.0	7.7	7.2
Less: Share-based compensation expense	0.8	0.4	0.6
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$92.9	$82.4	$90.9

Fiscal Q2 2017 WNS (Holdings) Limited

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
	(Amounts in millions)
Gross profit (GAAP)	$50.1	$50.5	$49.3
Add: Share-based compensation expense	0.8	0.4	0.6
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$50.8	$50.9	$49.9

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
Gross profit as a percentage of revenue (GAAP)	33.4%	35.8%	33.3%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	35.4%	38.2%	35.4%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$8.0	$8.0	$7.7
Less: Share-based compensation expense	0.5	0.2	0.3
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.5	$7.8	$7.4

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
Selling and marketing expenses as a percentage of revenue (GAAP)	5.4%	5.7%	5.2%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	5.2%	5.9%	5.3%

Fiscal Q2 2017 WNS (Holdings) Limited

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
	(Amounts in millions)
General and administrative expenses (GAAP)	$22.1	$20.4	$20.9
Less: Share-based compensation expense	4.7	4.5	4.5
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$17.5	$15.8	$16.4

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
General and administrative expenses as a percentage of revenue (GAAP)	14.8%	14.5%	14.1%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.1%	11.9%	11.6%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
	(Amounts in millions)
Operating profit (GAAP)	$15.3	$19.3	$14.5
Add: Amortization of intangible assets	7.2	6.5	6.3
Add: Share-based compensation expense	6.0	5.1	5.4
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$28.4	$30.8	$26.3

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
Operating profit as a percentage of revenue (GAAP)	10.2%	13.7%	9.8%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	19.8%	23.1%	18.6%

Fiscal Q2 2017 WNS (Holdings) Limited

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
	(Amounts in millions)
Profit (GAAP)	$12.6	$15.5	$12.2
Add: Amortization of intangible assets	7.2	6.5	6.3
Add: Share-based compensation expense	6.0	5.1	5.4
Adjusted net income (Non-GAAP) as per our previous method of calculation	$25.7	$27.1	$23.9
Less: Tax impact on amortization of intangible assets(1)	2.0	1.7	1.6
Less: Tax impact on share-based compensation expense(1)	1.7	1.3	1.2
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense including tax effect thereon) (Non-GAAP)	$22.0	$24.2	$21.1

(1)	The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s Non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at Non-GAAP profit.

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
Profit as a percentage of revenue (GAAP)	8.4%	11.0%	8.2%
Adjusted net income as a percentage of revenue less repair payments (Non-GAAP) as per our previous method of calculation	17.9%	20.3%	17.0%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense including tax effect thereon) as a percentage of revenue less repair payments (Non-GAAP)	15.3%	18.1%	15.0%

Fiscal Q2 2017 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
Basic earnings per ADS (GAAP)	$0.25	$0.30	$0.24
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.25	0.23	0.23
Adjusted basic earnings per ADS (Non-GAAP) as per previous method of calculation	$0.50	$0.53	$0.47
Less: Tax impact on amortization of intangible assets and share-based compensation expense	0.07	0.06	0.05
Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense including tax effect thereon) (Non-GAAP)	$0.43	$0.47	$0.41

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	Jun 30, 2016
Diluted earnings per ADS (GAAP)	$0.24	$0.29	$0.23
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.25	0.22	0.22
Adjusted diluted earnings per ADS (Non-GAAP) as per previous method of calculation	$0.49	$0.51	$0.45
Less: Tax impact on amortization of intangible assets and share-based compensation expense	0.07	0.06	0.05
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense, including tax effect thereon) (Non-GAAP)	$0.42	$0.46	$0.40